As filed with the Securities and Exchange Commission on January 13, 2025
Securities Act File No. 333-281609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

BLUE OWL CAPITAL CORPORATION
(Exact name of registrant as specified in charter)

399 Park Avenue
New York, NY 10022
(212) 419-3000
(Address and telephone number, including area code, of principal executive offices)
Jonathan Lamm
Chief Operating Officer and Chief Financial Officer
399 Park Avenue
New York, NY 10022
(Name and address of agent for service)

COPIES TO:

Cynthia M. Krus, Esq. Kristin H. Burns, Esq. Dwaune L. Dupree, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, NW Washington, DC 20004 Tel: (202) 383-0100	Monica J. Shilling, P.C. Nicole M. Runyan, P.C. Philippa Bond, P.C. Kirkland & Ellis LLP 2049 Century Park East, Suite 3700 Los Angeles, CA 90067 Tel: (310) 552-4200	Eric S. Purple. Esq. Nicole Simon, Esq. Stradley Ronon Stevens & Young, LLP 2000 K St, NW Washington DC 20004 Tel: (202) 822-9611

Approximate Date of Proposed Public Offering: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-281609) of Blue Owl Capital Corporation (as amended, the “Registration Statement”) is being filed solely for the purpose of updating certain exhibits to the Registration Statement. Other than Item 16 of Part C of the Registration Statement, no changes have been made to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part C of the Registration Statement. The other contents of the Registration Statement are hereby incorporated by reference.

PART C
Other Information
Item 15. Indemnification
Section 2-418 of the Maryland General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify these persons under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the Securities Act of 1933, as amended (the “Securities Act”). The certificate of incorporation and bylaws of Blue Owl Capital Corporation (“OBDC”) provide that OBDC shall indemnify its directors and officers to the fullest extent authorized or permitted by law and this right to indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, OBDC is not obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by the person unless the proceeding (or part thereof) was authorized or consented to by the Board. The right to indemnification conferred includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.
So long as OBDC is regulated under the Investment Company Act of 1940, as amended (the “1940 Act”), the above indemnification is limited by the 1940 Act or by any valid rule, regulation or order of the Securities and Exchange Commission (the “SEC”) thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct.
Blue Owl Credit Advisors LLC and its affiliates (each, an “Indemnitee”) are not liable to OBDC for (i) mistakes of judgment or for action or inaction that such person reasonably believed to be in OBDC best interests absent such Indemnitee’s gross negligence, bad faith, reckless disregard or willful malfeasance or (ii) losses or expenses due to mistakes of judgment, action or inaction, or the negligence, dishonesty or bad faith of any broker or other agent of OBDC who is not an affiliate of such Indemnitee, provided that such person was selected, engaged or retained without gross negligence, willful misconduct, or fraud.
OBDC will indemnify each Indemnitee against any liabilities relating to the offering of our common stock or our business, operation, administration or termination, if the Indemnitee acted in good faith and in a manner it believed to be in, or not opposed to, our interests and except to the extent arising out of the Indemnitee’s gross negligence, fraud or knowing and willful misconduct. OBDC may pay the expenses incurred by the Indemnitee in defending an actual or threatened civil or criminal action in advance of the final disposition of such action, provided the Indemnitee agrees to repay those expenses if found by adjudication not to be entitled to indemnification.
Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of OBDC pursuant to the foregoing provisions, or otherwise, OBDC has been advised that in the opinion of the SEC such indemnification is against public policy as expressed Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by OBDC of expenses incurred or paid by a director, officer or controlling person of OBDC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, OBDC will, unless in the opinion of OBDC’s counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by OBDC is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.    Exhibits

(1)(a)	Articles of Amendment and Restatement, dated March 1, 2016, as amended June 22, 2023 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, filed on August 9, 2023).

(1)(b)	Articles of Amendment, dated August 12, 2024 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on August 13, 2024).

(2)	Amended and Restated Bylaws, dated July 6, 2023 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed on June 22, 2023).

(3)	Not Applicable.

(4)
Agreement and Plan of Merger among Blue Owl Capital Corporation, Blue Owl Capital Corporation III, Cardinal Merger Sub Inc., Blue Owl Credit Advisors LLC and Blue Owl Diversified Credit Advisors LLC (for the limited purposes set forth therein), dated as of August 7, 2024 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on August 7, 2024).

(5)(a)	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 10 filed on March 3, 2016).

(5)(b)
Indenture, dated April 10, 2019, between Owl Rock Capital Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit (d)(2) to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-233186) filed on September 20, 2019).

(5)(c)
Form of First Supplemental Indenture between Owl Rock Capital Corporation and Wells Fargo Bank, National Association, as trustee, including the form of global note attached thereto (incorporated by reference to Exhibit (d)(4) to Pre-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2 (File No. 333-225373) filed on April 3, 2019).

(5)(d)	Statement of Eligibility of Trustee on Form T-1 (incorporated by reference to Exhibit (d)(4) to the Company’s Registration Statement on Form N-2 (File No. 333-280593), filed on June 28, 2024).

(5)(e)
Second Supplemental Indenture, dated as of October 8, 2019, between Owl Rock Capital Corporation and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit (d)(5) to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-233186) filed on October 8, 2019).

(5)(f)
Form of 4.000% Notes due 2025 (incorporated by reference to Exhibit (d)(5) to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-233186) filed on October 8, 2019).

(5)(g)
Third Supplemental Indenture, dated as of January 22, 2020, between Owl Rock Capital Corporation and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit (d)(7) to the Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (File No. 333-233186) filed on January 22, 2020).

(5)(h)	Form of 3.750% Notes due 2025 (incorporated by reference to Exhibit (d)(8) to the Company’s Registration Statement on Form N-2 (File No. 333-280593), filed on June 28, 2024).

(5)(i)
Fourth Supplemental Indenture, dated as of July 23, 2020 between Owl Rock Capital Corporation and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on July 23, 2020).

(5)(j)	Form of 4.250% Notes due 2026 (incorporated by reference to Exhibit 4.3 of the Company’s current report on Form 8-K filed on July 23, 2020).

(5)(k)
Fifth Supplemental Indenture, dated as of December 8, 2020, between Owl Rock Capital Corporation and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on December 8, 2020).

(5)(l)	Form of 3.400% Notes due 2026 (incorporated by reference to Exhibit 4.3 of the Company’s current report on Form 8-K filed on December 8, 2020).

(5)(m)
Sixth Supplemental Indenture, dated as of April 26, 2021, between Owl Rock Capital Corporation and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on April 26, 2021).

(5)(n)	Form of 2.625% Notes due 2027 (incorporated by reference to Exhibit 4.3 of the Company’s current report on Form 8-K filed on April 26, 2021).

(5)(o)
Seventh Supplemental Indenture, dated as of June 11, 2021, between Owl Rock Capital Corporation and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on June 11, 2021).

(5)(p)	Form of 2.875% Notes due 2028 (incorporated by reference to Exhibit 4.3 of the Company’s current report on Form 8-K filed on June 11, 2021).

(5)(q)
Eighth Supplemental Indenture, dated as of January 22, 2024, between Blue Owl Capital Corporation and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on January 23, 2024).

(5)(r)	Form of 5.950% Notes Due 2029 (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on January 23, 2024).

(6)
Third Amended and Restated Investment Advisory Agreement, between Owl Rock Capital Corporation and Owl Rock Capital Advisors, dated May 18, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 20, 2021).

(7)(a)
Form of Underwriting Agreement for Equity Securities (incorporated by reference to Exhibit (h)(1) to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-233186) filed on September 20, 2019).

(7)(b)
Form of Underwriting Agreement for Debt Securities (incorporated by reference to Exhibit (h)(2) to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-233186) filed on September 20, 2019).

(7)(c)
Underwriting Agreement, dated October 1, 2019, by and among Owl Rock Capital Corporation and BofA Securities, Inc., as representative of the several underwriters named in Schedule 1 thereto (incorporated by reference to Exhibit (h)(3) to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-233186) filed on October 8, 2019).

(7)(d)
Underwriting Agreement, dated January 14, 2020, by and among Owl Rock Capital Corporation and BofA Securities, Inc., as representative of the several underwriters named in Schedule 1 thereto (incorporated by reference to Exhibit (h)(4) to the Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (File No. 333-233186) filed on January 22, 2020).

(7)(e)
Underwriting Agreement, dated July 16, 2020, by and among Owl Rock Capital Corporation and BofA Securities, Inc., as representative of the several underwriters named in Schedule 1 thereto (incorporated by reference to Exhibit 1.1 to the Company’s current report on Form 8-K filed on July 17, 2020).

(7)(f)
Underwriting Agreement, dated December 1, 2020, by and among Owl Rock Capital Corporation and BofA Securities, Inc., as representative of the several underwriters named in Schedule 1 thereto (incorporated by reference to Exhibit 1.1 to the Company’s current report on Form 8-K filed on December 3, 2020).

(7)(g)
Underwriting Agreement, dated April 19, 2021, by and among Owl Rock Capital Corporation and BofA Securities, Inc., as representative of the several underwriters named in Schedule 1 thereto (incorporated by reference to Exhibit 1.1 to the Company’s current report on Form 8-K filed on April 19, 2021).

(7)(h)
Underwriting Agreement, dated June 4, 2021, by and among Owl Rock Capital Corporation and BofA Securities, Inc., as representative of the several underwriters named in Schedule 1 thereto (incorporated by reference to Exhibit 1.1 to the Company’s current report on Form 8-K filed on June 8, 2021).

(7)(i)
Underwriting Agreement, dated August 10, 2021, by and among Owl Rock Capital Corporation and BofA Securities, Inc., as representative of the several underwriters listed in Schedule 1 thereto (incorporated by reference to Exhibit 1.1 to the Company’s current report on Form 8-K filed on August 12, 2021).

(8)	Not Applicable.

(9)
Custody Agreement by and between the Company and State Street Bank and Trust Company dated February 24, 2016 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form 10 filed on April 11, 2016).

(10)	Not Applicable.

(11)
Opinion and Consent of Eversheds Sutherland (US) LLP with respect to the legality of shares (incorporated by reference to Exhibit 11 to the Company’s Registration Statement on Form N-14 filed on August 16, 2024).

(12)(a)	Opinion and Consent of Eversheds Sutherland (US) LLP to Blue Owl Capital Corporation supporting tax matters and consequences to stockholders discussed in the joint proxy statement/prospectus.*

(12)(b)	Opinion and Consent of Eversheds Sutherland (US) LLP to Blue Owl Capital Corporation III supporting tax matters and consequences to stockholders discussed in the joint proxy statement/prospectus.*

(13)(a)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form 10 filed on April 11, 2016).

(13)(b)
Amended and Restated Administration Agreement between the Company and the Adviser, dated May 18, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on May 20, 2021).

(13)(c)
License Agreement between the Company and Owl Rock Capital Partners LP, dated March 1, 2016 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form 10 filed on April 11, 2016).

(13)(d)
Sebago Lake LLC Amended and Restated Limited Liability Company Agreement by and between Owl Rock Capital Corporation and Regents of the University of California, dated June 20, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 22, 2017).

(13)(e)
Credit Agreement dated May 22, 2018, by and among ORCC Financing II LLC, as Borrower, the lenders from time to time parties thereto, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, and Cortland Capital Market Services LLC as Document Custodian (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed on May 23, 2018).

(13)(f)
Sale and Contribution Agreement dated May 22, 2018, between Owl Rock Capital Corporation, as Seller, and ORCC Financing II LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K, filed on May 23, 2018).

(13)(g)
Amendment to Credit Agreement by and among ORCC Financing II, as Borrower, Various Lenders, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, and Cortland Capital Market Services LLC as Document Custodian, dated as of October 10, 2018 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed on November 7, 2018).

(13)(h)
Loan Financing and Servicing Agreement, dated as of December 14, 2018, by and among ORCC Financing III LLC, as Borrower, Owl Rock Capital Corporation, as Equityholder and Services Provider, the Lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, as Facility Agent, the other Agents parties thereto, State Street Bank and Trust Company, as Collateral Agent, and Cortland Capital Market Services LLC, as Collateral Custodian (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed on December 19, 2018).

(13)(i)
Sale and Contribution Agreement, dated as of December 14, 2018, by and between Owl Rock Capital Corporation and ORCC Financing III LLC (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K, filed on December 19, 2018).

(13)(j)
Amendment No. 2 to Credit Agreement, dated as of December 20, 2018, by and among ORCC Financing II LLC, as Borrower, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator and Custodian, Cortland Capital Market Services LLC, as Document Custodian, and the lenders identified therein (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed on December 21, 2018).

(13)(k)
Third Amendment to Revolving Credit Agreement, dated February 1, 2019, between the Company, Wells Fargo, National Association and other lenders party thereto (incorporated by reference to Exhibit 10.13 to the Company’s annual report on Form 10-K filed on February 27, 2019).

(13)(l)
First Amendment to Amended and Restated Limited Liability Operating Company Agreement, dated as of February 27, 2019, between the Company and Regents of the University of California (incorporated by reference to Exhibit 10.14 to the Company’s annual report on Form 10-K filed on February 27, 2019).

(13)(m)
Amendment No. 3 to Credit Agreement, dated as of May 30, 2019, by and among ORCC Financing II LLC, as Borrower, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator and Custodian, Cortland Capital Market Services LLC, as Document Custodian, and the lenders identified therein (incorporated by reference to Exhibit 10.44 to the Company’s Form 10-K filed February 19, 2020)

(13)(n)
Indenture and Security Agreement, dated as of May 28, 2019, by and among Owl Rock CLO I, Ltd., as issuer, Owl Rock CLO I, LLC, as co-issuer, and State Street Bank and Trust Company, as collateral trustee (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on May 31, 2019).

(13)(o)
The Class-A Credit Agreement, dated as of May 28, 2019, by and among Owl Rock CLO I, Ltd., as borrower, Owl Rock CLO I, LLC, as co-borrower, various financial institutions and other persons, as lenders, and State Street Bank and Trust Company, as collateral trustee and loan agent (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on May 31, 2019).

(13)(p)
Collateral Management Agreement, dated as of May 28, 2019, between Owl Rock CLO I, Ltd., as issuer, and Owl Rock Capital Advisors LLC, as collateral manager (incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K filed on May 31, 2019).

(13)(q)
Loan Sale Agreement, dated as of May 28, 2019, between Owl Rock Capital Corporation, as seller and Owl Rock CLO I, Ltd., as purchaser (incorporated by reference to Exhibit 10.4 to the Company’s current report on Form 8-K filed on May 31, 2019).

(13)(r)
Loan Sale Agreement, dated as of May 28, 2019, between ORCC Financing II LLC, as seller and Owl Rock CLO I, Ltd., as purchaser (incorporated by reference to Exhibit 10.5 to the Company’s current report on Form 8-K filed on May 31, 2019).

(13)(s)
Credit Agreement, dated as of August 2, 2019, among ORCC Financing IV LLC, as borrower, the lenders referred to therein, Société Général, as Administrative Agent, and State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator, Custodian and Cortland Capital Market Services LLC, Document Custodian (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on August 6, 2019).

(13)(t)
Sale and Contribution Agreement, dated as of August 2, 2019, between Owl Rock Capital Corporation, as Seller and ORCC Financing IV LLC, as Purchaser (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on August 6, 2019).

(13)(u)
First Amendment to Credit Agreement, dated as of November 22, 2019, among ORCC Financing IV LLC, as borrower, Société Général, as administrative agent, State Street Bank and Trust Company, as collateral agent, collateral administrator and collateral custodian, Cortland Capital Market Services LLC, as document custodian, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on November 27, 2019).

(13)(v)
Fourth Amendment to Credit Facility, dated as of November 22, 2019, by and among ORCC Financing II LLC, as borrower, Natixis, New York Branch, as administrative agent, State Street Bank and Trust Company, as collateral agent, collateral administrator and collateral custodian, Cortland Capital Market Services LLC, as document custodian and the lenders party thereto (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on November 27, 2019).

(13)(w)
Indenture and Security Agreement, dated as of December 12, 2019, by and among Owl Rock CLO II, Ltd., as issuer, Owl Rock CLO II, LLC, as co-issuer, and State Street Bank and Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on December 13, 2019).

(13)(x)
Collateral Management Agreement, dated as of December 12, 2019, between Owl Rock CLO II, Ltd., as issuer, and Owl Rock Capital Advisors LLC, as collateral manager (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on December 13, 2019).

(13)(y)
Loan Sale Agreement, dated as of December 12, 2019, between Owl Rock Capital Corporation, as seller and Owl Rock CLO II, Ltd., as purchaser (incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K filed on December 13, 2019).

(13)(z)
Loan Sale Agreement, dated as of December 12, 2019, between ORCC Financing III LLC, as seller and Owl Rock CLO II, Ltd., as purchaser (incorporated by reference to Exhibit 10.4 to the Company’s current report on Form 8-K filed on December 13, 2019).

(13)(aa)
Amendment No. 5 to Credit Agreement, dated as of March 17, 2020, by and between ORCC Financing II LLC, as Borrower, Natixis, New York Branch, as administrative agent, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator and Custodian, Cortland Capital Market Services LLC, as Document Custodian, and the Lenders identified therein (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-Q filed on May 5, 2020).

(13)(bb)
Indenture and Security Agreement, dated as of March 26, 2020, by and between Owl Rock CLO III, Ltd., as Issuer, Owl Rock CLO III, LLC, as Co-Issuer and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on Form 10-Q filed on May 5, 2020).

(13)(cc)
Collateral Management Agreement, dated as of March 26, 2020, by and between Owl Rock CLO III, Ltd., as issuer, and Owl Rock Capital Advisors LLC, as collateral manager (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 5, 2020).

(13)(dd)
Loan Sale Agreement, dated as of March 26, 2020, by and between Owl Rock Capital Corporation, as seller, and Owl Rock CLO III, Ltd., as purchaser (incorporated by reference to Exhibit 10.4 to the Company’s quarterly report on Form 10-Q filed on May 5, 2020).

(13)(ee)
Loan Sale Agreement, dated as of March 26, 2020, by and between ORCC Financing IV LLC, as seller, and Owl Rock CLO III, Ltd., as purchaser (incorporated by reference to Exhibit 10.5 to the Company’s quarterly report on Form 10-Q filed on May 5, 2020).

(13)(ff)
Indenture and Security Agreement, dated as of May 28, 2020, by and between Owl Rock CLO IV, Ltd., as Issuer, Owl Rock CLO IV, LLC, as Co-Issuer and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-Q filed on August 5, 2020).

(13)(gg)
Collateral Management Agreement, dated as of May 28, 2020, by and between Owl Rock CLO IV, Ltd., as issuer, and Owl Rock Capital Advisors LLC, as collateral manager (incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on Form 10-Q filed on August 5, 2020).

(13)(hh)
Loan Sale Agreement, dated as of May 28, 2020, between Owl Rock Capital Corporation, as seller, and Owl Rock CLO IV, Ltd., as purchaser (incorporated by reference to Exhibit 10.3 to the Company’s quarterly report on Form 10-Q filed on August 5, 2020).

(13)(ii)
Loan Sale Agreement, dated as of May 28, 2020 by and between ORCC Financing II LLC, as seller, and Owl Rock CLO IV, Ltd., as purchaser (incorporated by reference to Exhibit 10.4 to the Company’s quarterly report on Form 10-Q filed on August 5, 2020).

(13)(jj)
Indenture and Security Agreement, dated as of November 20, 2020, by and between Owl Rock CLO V, Ltd., as Issuer, Owl Rock CLO V, LLC, as Co-Issuer and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.62 to the Company’s annual report on Form 10-K filed on February 23, 2021).

(13)(kk)
Collateral Management Agreement, dated as of November 20, 2020, by and between Owl Rock CLO V, Ltd., as issuer, and Owl Rock Capital Advisors LLC, as collateral manager (incorporated by reference to Exhibit 10.63 to the Company’s annual report on Form 10-K filed on February 23, 2021).

(13)(ll)
Loan Sale Agreement, dated as of November 20, 2020, between Owl Rock Capital Corporation, as seller, and Owl Rock CLO V, Ltd., as purchaser (incorporated by reference to Exhibit 10.64 to the Company’s annual report on Form 10-K filed on February 23, 2021).

(13)(mm)
Loan Sale Agreement, dated as of November 20, 2020 by and between ORCC Financing II LLC, as seller, and Owl Rock CLO V, Ltd., as purchaser (incorporated by reference to Exhibit 10.65 to the Company’s annual report on Form 10-K filed on February 23, 2021).

(13)(nn)
Second Amendment to Credit Agreement, dated as of March 15, 2021, among ORCC Financing IV LLC, as borrower, Société Général, as administrative agent, State Street Bank and Trust Company, as collateral agent, collateral administrator and collateral custodian, Cortland Capital Market Services LLC, as document custodian, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-Q filed on May 5, 2021).

(13)(oo)
Omnibus Amendment to Transaction Documents, dated as of March 17, 2021, by and among ORCC Financing III LLC, as Borrower, Owl Rock Capital Corporation, as Equityholder and Services Provider, the Lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, as Facility Agent, the other Agents parties thereto, State Street Bank and Trust Company, as Collateral Agent, and Cortland Capital Market Services LLC, as Collateral Custodian (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-Q, filed on May 5, 2021).

(13)(pp)
First Supplemental Indenture, dated April 9, 2021, to Indenture and Security Agreement, dated as of December 12, 2019, by and among Owl Rock CLO II, Ltd., as issuer, Owl Rock CLO II, LLC, as co-issuer, and State Street Bank and Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed August 4, 2021).

(13)(qq)
Indenture and Security Agreement, dated as of May 5, 2021, by and between Owl Rock CLO VI, Ltd., as Issuer, Owl Rock CLO VI, LLC, as Co-Issuer and St ate Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on May 5, 2021).

(13)(rr)
Collateral Management Agreement, dated as of May 5, 2021, by and between Owl Rock CLO VI, Ltd., as issuer, and Owl Rock Capital Advisors LLC, as collateral manager (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on May 5, 2021).

(13)(ss)
Loan Sale Agreement, dated as of May 5, 2021, between Owl Rock Capital Corporation, as seller, and Owl Rock CLO VI, Ltd., as purchaser (incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K filed on May 5, 2021).

(13)(tt)
Loan Sale Agreement, dated as of May 5, 2021 by and between ORCC Financing IV LLC, as seller, and Owl Rock CLO VI, Ltd., as purchaser (incorporated by reference to Exhibit 10.4 to the Company’s current report on Form 8-K filed on May 5, 2021).

(13)(uu)
Third Amendment to Credit Agreement, dated as of May 26, 2021, among ORCC Financing IV LLC, as borrower, Société Général, as administrative agent, State Street Bank and Trust Company, as collateral agent, collateral administrator and collateral custodian, Cortland Capital Market Services LLC, as document custodian, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on May 28, 2021).

(13)(vv)
Second Amendment to Amended and Restated Limited Liability Company Agreement of Sebago Lake LLC, dated June 30, 2021 by and between Owl Rock Capital Corporation and The Regents of the University of California (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on July 6, 2021).

(13)(ww)
Sixth Amendment to Credit Agreement, dated as of July 8, 2021, by and among ORCC Financing II LLC, as borrower, Natixis, New York Branch, as administrative agent, State Street Bank and Trust Company, as collateral agent, collateral administrator and collateral custodian and the lenders identified therein (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on July 14, 2021).

(13)(xx)
First Supplemental Indenture, dated as of July 9, 2021, among Owl Rock CLO IV, Ltd., as Issuer, Owl Rock CLO IV, LLC, as co-issuer and State Street Bank and Trust Company, as Trustee to the Indenture and Security Agreement, dated as of May 28, 2020, among the Issuer, the Co-Issuer and the Trustee (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on July 14, 2021).

(13)(yy)
Sixth Amendment to Credit Agreement, dated as of July 8, 2021, by and among ORCC Financing II LLC, as borrower, Natixis, New York Branch, as administrative agent, State Street Bank and Trust Company, as collateral agent, collateral administrator and collateral custodian and the lenders identified therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed July 14, 2021).

(13)(zz)
First Supplemental Indenture, dated as of July 9, 2021, among Owl Rock CLO IV, Ltd., as Issuer, Owl Rock CLO IV, LLC, as co-issuer and State Street Bank and Trust Company, as Trustee to the Indenture and Security Agreement, dated as of May 28, 2020, among the Issuer, the Co-Issuer and the Trustee (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed July 14, 2021).

(13)(aaa)
Third Amendment to Amended and Restated Limited Liability Company Agreement of Sebago Lake LLC, dated August 2, 2021, by and between Owl Rock Capital Corporation and Nationwide Life Insurance Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed November 3, 2021)

(13)(bbb)
Amendment No. 2 to the Loan Financing and Servicing Agreement, dated as of December 13, 2021, by and among ORCC Financing III LLC, as borrower, Owl Rock Capital Corporation, as equityholder and services provider, the lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, as facility agent, State Street Bank and Trust Company, as collateral agent, and Alter Domus (US) LLC, as collateral custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 15, 2021).

(13)(ccc)
Fourth Amendment to Credit Agreement, dated as of March 11, 2022, among ORCC Financing IV LLC, as borrower, Société Générale, as administrative agent, State Street Bank and Trust Company, as collateral agent, collateral administrator and custodian, Cortland Capital Market Services LLC, as document custodian, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on March 17, 2022).

(13)(ddd)
Amendment No. 7 to Credit Agreement, dated as of March 25, 2022, among ORCC Financing II LLC, as Borrower, the Lenders referred to therein, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator, Custodian and Cortland Capital Market Services LLC as Document Custodian (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 30, 2022).

(13)(eee)
First Supplemental Indenture, dated as of April 20, 2022, between Owl Rock CLO V, LLC, as Issuer and State Street Bank and Trust Company, as Trustee, to the Indenture and Security Agreement, dated as of November 20, 2020, among Owl Rock CLO V, Ltd., the Issuer, and the Trustee (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on April 26, 2022).

(13)(fff)
Amendment No. 3 to the Loan Financing and Servicing Agreement, dated as of May 3, 2022, by and among ORCC Financing III LLC, as borrower, Owl Rock Capital Corporation, as equityholder and services provider, the lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, as facility agent, State Street Bank and Trust Company, as collateral agent, and Alter Domus (US) LLC, as collateral custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on May 5, 2022).

(13)(ggg)
Indenture and Security Agreement, dated as of July 26, 2022 by and between Owl Rock CLO VII, LLC, as Issuer and State Street Bank and Trust Company, as Collateral Trustee (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 28, 2022).

(13)(hhh)
Collateral Management Agreement, dated as of July 26, 2022, between Owl Rock CLO VII, LLC and Owl Rock Capital Advisors LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on July 28, 2022).

(13)(iii)
Loan Sale Agreement, dated as of July 26, 2022, between Owl Rock Capital Corporation, as Seller and Owl Rock CLO VII, LLC, as Purchaser (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on July 28, 2022).

(13)(jjj)
Loan Sale Agreement, dated as of July 26, 2022, between ORCC Financing IV LLC, as Seller and Owl Rock CLO VII, LLC as Purchaser (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on July 28, 2022).

(13)(kkk)
Class A-L1 Credit Agreement, dated as of July 26, 2022, among Owl Rock CLO VII, LLC, as Borrower, State Street Bank and Trust Company, as Loan Agent, State Street Bank and Trust Company as Collateral Trustee and each of the Class A-L1 Lenders party thereto (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on July 28, 2022).

(13)(lll)
Class A-L2 Credit Agreement, dated as of July 26, 2022, among Owl Rock CLO VII, LLC as Borrower, the Lenders party thereto and State Street Bank and Trust Company as Loan Agent and as Collateral Trustee (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on July 28, 2022).

(13)(mmm)
Amended and Restated Senior Secured Revolving Credit Agreement, dated as of August 26, 2022, by and among Owl Rock Capital Corporation, the Lenders party thereto and Truist Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on August 30, 2022).

(13)(nnn)
Indenture, dated as of March 9, 2023, by and between Owl Rock CLO X, LLC, as Issuer and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 13, 2023).

(13)(ooo)
Collateral Management Agreement, dated as of March 9, 2023, between Owl Rock CLO X, LLC and Owl Rock Capital Advisors LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 13, 2023).

(13)(ppp)
Loan Sale Agreement, dated as of March 9, 2023, between Owl Rock Capital Corporation, as Seller and Owl Rock CLO X, LLC, as Purchaser (incorporated by reference to Exhibit 10.3 to he Company's Current Report on Form 8-K filed on March 13, 2023).

(13)(qqq)
Loan Sale Agreement, dated as of March 9, 2023, between ORCC Financing III LLC, as Seller and Owl Rock CLO X, LLC, as Purchaser (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on March 13, 2023).

(13)(rrr)
Amendment No. 8 to Credit Agreement, dated as of April 17, 2023, among ORCC Financing II LLC, as Borrower, the Lenders referred to therein, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator, Custodian and Cortland Capital Market Services LLC as Document Custodian (incorporated by reference Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on April 19, 2023).

(13)(sss)
Supplemental Indenture, dated as of June 28, 2023, by and among Owl Rock CLO I, Ltd., as issuer, Owl Rock CLO I, LLC, as co-issuer, and State Street Bank and Trust Company, as collateral trustee (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 30, 2023).

(13)(ttt)
License Agreement, dated as of July 6, 2023, between Blue Owl Capital Corporation and Blue Owl Capital Holdings LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 6, 2023).

(13)(uuu)
Second Supplemental Indenture, dated as of July 18, 2023, by and among Owl Rock CLO II, Ltd., as Issuer, Owl Rock CLO II, LLC, as Co-Issuer, and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 19, 2023).

(13)(vvv)
Supplemental Indenture, dated as of July 18, 2023, by and among Owl Rock CLO III, Ltd., as Issuer, Owl Rock CLO III, LLC, as Co-Issuer, and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on July 19, 2023).

(13)(www)
Second Supplemental Indenture, dated as of July 18, 2023, by and among Owl Rock CLO IV, Ltd., as Issuer, Owl Rock CLO IV, LLC, as Co-Issuer, and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on July 19, 2023).

(13)(xxx)
Supplemental Indenture, dated as of July 18, 2023, by and among Owl Rock CLO VI, Ltd., as Issuer, Owl Rock CLO VI, LLC, as Co-Issuer, and State Street Bank and Trust Company, as Trustee (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on July 19, 2023)

(13)(yyy)
First Amendment to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of November 17, 2023, by and among Blue Owl Capital Corporation, the Lenders party thereto and Truist Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on November 21, 2023).

(13)(zzz)
Second Supplemental Indenture, dated as of January 4, 2024, by and between Owl Rock CLO I, LLC, as Issuer and State Street Bank and Trust Company, as Collateral Trustee (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 9, 2024).

(13)(aaaa)
Amended and Restated Collateral Management Agreement, dated as of January 4, 2024, by and between Owl Rock CLO I, LLC, as Issuer and Blue Owl Credit Advisors LLC, as Collateral Manager (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on January 9, 2024).

(13)(bbbb)
Amended and Restated Loan Sale Agreement, dated as of January 4, 2024, by and between Blue Owl Capital Corporation, as Seller and Owl Rock CLO I, LLC, as Purchaser (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on January 9, 2024).

(13)(cccc)
Amended and Restated Loan Sale Agreement, dated as of January 4, 2024, by and between ORCC Financing II LLC, as Seller and Owl Rock CLO I, LLC, as Purchaser (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on January 9, 2024).

(13)(dddd)
Amended and Restated Class A-LR Credit Agreement, dated as of January 4, 2024, among Owl Rock CLO I, LLC, as Borrower, State Street Bank and Trust Company, as Loan Agent and as Collateral Trustee, and each of the Lenders party thereto (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on January 9, 2024).

(13)(eeee)
Amendment No. 9 to Credit Agreement, dated as of January 17, 2024, among ORCC Financing II LLC, as Borrower, the Lenders referred to therein, Natixis, New York Branch, as Administrative Agent, State Street Bank and Trust Company, as Collateral Agent, Collateral Administrator, Custodian and Cortland Capital Market Services LLC as Document Custodian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 19, 2024).

(13)(ffff)
Second Supplemental Indenture, dated as of April 11, 2024, by and between Owl Rock CLO III, LLC, as Issuer, and State Street Bank and Trust Company, as Collateral Trustee (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on April 16, 2024).

(13)(gggg)
Amended and Restated Collateral Management Agreement, dated as of April 11, 2024, by and between Owl Rock CLO III, LLC, as Issuer, and Blue Owl Credit Advisors LLC, as Collateral Manager (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on April 16, 2024).

(13)(hhhh)
Amended and Restated Loan Sale Agreement, dated as of April 11, 2024, by and between Blue Owl Capital Corporation, as Seller, and Owl Rock CLO III, LLC, as Purchaser (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on April 16, 2024).

(14)(a)	Consent of KPMG LLP (Blue Owl Capital Corporation) (incorporated by reference to Exhibit 14(a) to the Company’s Registration Statement on Form N-14 filed on October 11, 2024).

(14)(b)	Consent of KPMG LLP (Blue Owl Capital Corporation III) (incorporated by reference to Exhibit 14(b) to the Company’s Registration Statement on Form N-14 filed on October 11, 2024).

(14)(c)
Report of KPMG LLP with respect to the “Senior Securities” table (Blue Owl Capital Corporation III) (incorporated by reference to Exhibit 14(c) to the Company’s Registration Statement on Form N-14 filed on October 11, 2024).

(15)	Not Applicable.

(16)	Power of Attorney (incorporated by reference to Exhibit 16 to the Company’s Registration Statement on Form N-14 filed on October 11, 2024).

(17)(a)	Consent of Bank of America Securities (incorporated by reference to Exhibit 17(a) to the Company’s Registration Statement on Form N-14 filed on October 11, 2024).

(17)(b)	Consent of Keefe, Bruyette and Woods, Inc (incorporated by reference to Exhibit 17(b) to the Company’s Registration Statement on Form N-14 filed on October 11, 2024).

(17)(c)	Form of Proxy Card of Blue Owl Capital Corporation (incorporated by reference to Exhibit 17(c) to the Company’s Registration Statement on Form N-14 filed on October 11, 2024).

(17)(d)	Form of Proxy Card of Blue Owl Capital Corporation III (incorporated by reference to Exhibit 17(d) to the Company’s Registration Statement on Form N-14 filed on October 11, 2024).

(18)	Filing Fees Table (incorporated by reference to Exhibit 18 to the Company’s Registration Statement on Form N-14 filed on October 11, 2024).
_____________________
*Filed herewith.
Item 17.    Undertakings.
(1)The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2)The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES
As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on the 13th day of January, 2025.

BLUE OWL CAPITAL CORPORATION

By:	/s/ Jonathan Lamm
Name: Jonathan Lamm
Title: Chief Operating Officer and Chief Financial Officer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 13, 2025.

Name	Title

/s/ Craig W. Packer
Craig W. Packer	Chief Executive Officer and Director

*
Edward D’Alelio	Chairman of the Board, Director

*
Melissa Weiler	Director

*
Christopher M. Temple	Director

*
Eric Kaye	Director

*
Victor Woolridge	Director

/s/ Jonathan Lamm
Jonathan Lamm	Chief Operating Officer and Chief Financial Officer

/s/ Matthew Swatt
Matthew Swatt	Co-Chief Accounting Officer

/s/ Shari Withem
Shari Withem	Co-Chief Accounting Officer
*By:       /s/ Jonathan Lamm
Signed by Jonathan Lamm on behalf of those identified pursuant to his designation as attorney-in-fact signed by Messrs. D’Alelio, Temple, Kaye, Woolridge and Ms. Weiler on August 16, 2024.